ASK Education

Acquire Skills and Knowledge Education Inc (ASK) is an educational technology company building new education tools for the 21st Century.

Acquire Skills & Knowledge

Invest

$101.25 minimum investment

Deadline November 19, 2021
in 3 months

Share Price
$3.75

Total Raised
$17,333

Valuation
$2,587,500

4(a)(6) offering provided by Netcapital Funding Portal Inc. Security transfer functionality provided by Netcapital Systems LLC.

INTRODUCTION

Acquire Skills and Knowledge Education Inc (ASK) is an educational technology company building new education tools for the 21st Century.

We focus on building skills such as problem solving, communication, team building, ethics, and creativity, as well as developing health and wellness curricula. We make this stick by building games and lessons that enable learners to interact with each other both formally and informally to learn from and with each other.

We plan to provide tools for teachers to incorporate the platform into the classroom activities or to use synergistically as an outside activity. We plan to provide assessment measures for skills such as problem solving and ethics which are harder to objectively evaluate in the classroom. Our goal is to provide products that invigorate Pre-K through 12th grade students and improve health literacy in the US and around the globe.

PROBLEM

Two problems in the U.S. education system that we at ASK intend to tackle are the poor health literacy of the nation's youth, and the inability to measure skills such as communication, problem solving, ethics, creativity and team which are commonly referred to as the "21st century skills".

> "And it is a stage of life in which we must invest more attention, resources and effort today, or suffer tomorrow the social and economic consequences of a generation less equipped to become fully contributing members of society."

Anthony Lake
UNICEF Executive Director 2012

Since that 2012 call there has been little done to address the adolescent population. The top health issues for adolescents are accidental injuries, mental health, HIV/AIDs, substance abuse, teenage pregnancy, other infectious diseases, and nutrition.

Health Literacy

It is estimated that only about 12% of Americans have proficient health literacy. Health Literacy is defined as a person's ability to access and obtain health care as well as their ability to process and understand basic health information [1]. In order for a nation to be healthy, its citizens must be able to have access to, understand, and process health information. In other words, they must be able to actively participate in their care. It is especially important to support youth (ages 10-19) in learning health literacy because it is during this time that they develop lifelong habits.

Mental Health

The United States has a growing mental health problem among all age cohorts. In 24 of the 50 states 1 in every 4 or 5 persons indicated they have been told they have depression at some point (CDC.gov) When mental health issues are not addressed during youth, they carry that into adulthood. Seventeen percent of youth ages 6-17 experience some sort of mental health disorder. (NAMI) Mental Health disorders cost the global economy approximately 1 trillion dollars in lost productivity each year.

It is imperative that youth are educated, and given the tools to understand mental health issues, and how to recognize mental health disorders among their peers, and how to access care. Providing educational tools from ages 4-18 is among the first steps that can be taken.

ASK leadership intends to address not only the health literacy and mental health knowledge of the youth (ages 4-19) but also their parents and guardians and educators. Engagement in the ASK educational tools and games will provide opportunities for each segment to improve their health literacy, discover and support the youth who have health issues, and for the youth to improve their health literacy which will ultimately lead to improved productivity and economic outcome for the country.

21st Century Skills

In addition to providing health education the leaders at ASK intend to help solve the problem of how to adequately assess skills, often called soft skills, such as communication, ethics, team work, problem solving, creativity and others. These skills, also referred to as the 21st century skills, are those that will be valued because they are the human skills that can not be implemented by machines. It is difficult in the current educational setting to evaluate these skills separately from knowledge. Our school systems are set up to assess knowledge, and many school systems spend much of the time preparing for testing, and giving tests to meet certain State and National standards for funding.

ASK leadership and designers plan to create tools and games for the learner, the parent, and the teacher that create knowledge, assess skills and help to create a community of learning that is inclusive of all three stakeholder groups. ASK tools will aid school system leadership and teachers in building a community of learning and health literacy.

In short, this is a bulleted list of the social issues the leaders and developers at ASK intend to address with the use of the tools and games created for youth ages 4-19. (starting with ages 12-18):

- There is a shortage of health teachers in 27 of 50 States.
- Health and wellness does not receive much attention at any grade level even though there are health requirements to graduate.
- The 21st century skills such as communication, ethics, problem solving ,creativity, and team are not taught or assessed in many school programs.
- There is a lack of objective assessment available for 21st century skills at all grade levels and for knowledge of health (measuring health literacy).
- There is a lack of community among the students, parents and teachers.
- Current systems of education are missing an opportunity to involve parents in education.

Center for Health Care Strategies, Inc.

Teamwork


TEAMWORK

Teachers


TEACHERS
WANTED

SOLUTION

At ASK we plan to create new digital tools for learners and equip them with skills for the 21st century.

We plan to create an immersive and engaging experience for the learner that also allows for the parent/guardian and teacher to interact with the student through objective game management and growth monitoring systems. The gameplay can be managed on the backend by facilitators at home or at school. This allows for difficulty, pace, and objectives to be adjusted based on the learners needs.

Unlike many pieces of learning software available now, the goal of ASK is to create an education community around the child so that everyone can help develop their skills without having to retain a tutor or other services to complete the assignments. Creating an education platform that allows for such depth will encapsulate the learners needs and keep them focused on the education goals assigned.

What will our games look like?

An ASK game works by giving the user goals that facilitate learning but, on the surface, they are keys, doors, points, and gems that lead to their high score and eventual victory over the level. By masking the skills and training within the games, learners are not as apprehensive to the experience as they might be in other learning management systems that replicate the outdated teaching methodology that is the “sage on the stage”. We plan for our games to look similar to familiar titles such as Minecraft, crosswords, etc.

Three Portals for Three Stakeholders

The three portals we plan to build into the platform include one for the learner, one for the parent and one for the educator.

ASK Portal


Welcome to
ASK Educational Games LLC
Acquire Skills and Knowledge
Learner
Parent/Guardian
Educator

› **The Learner**

We plan to include in the LEARNER platform an invitation to the learner to engage in various activities. We plan to include an opportunity for the learner to pick among topics that have been chosen for them to learn by either the parent or the teachers. The learner will be supported in their learning with rewards, opportunities to fail, opportunities to practice, and the ability to communicate with their teachers, parents, and other learners in their sphere as defined by either parents or the teacher. We plan for each learner to have a dashboard where they can see their accomplishments, view opportunities, and be supported to learn more.

› **The Parent**

We plan to include in the PARENT portal the opportunity for the parent to interact with the platform in two ways. If the parent owns the tool then they will be able to choose the topics, goals and objectives for the learner. If this is a school owned platform the parent or guardian will be able to see goals and objectives that have been assigned by the educator. The parent will be able to see the progress the learner is making and be provided data about how their learner is progressing compared to others of their age. We plan to develop the portal so that the parent can interact with other parents, if they wish to join the community of parents. Supportive information will be included in the parent portal with tips for how to encourage the learner who is having difficulty, and how to provide continued support to a learner who is doing well.

› **The Educator**

For the EDUCATOR portal we plan to include a dashboard that provides information on all the topics and lessons available. The educator will be able to choose age appropriate tools for use with their class. We plan to include supplemental materials that they can use with the topics either in the classroom or asynchronously. We plan to give them access to all of the data for their class, which may be built into a report that shows progress of the class, goals and objectives achieved, hours a student spent on a topic, and their achievement level. We also plan for the teacher to be able to communicate with the parent to provide support for the parent and the learner.

ASK Portal for Educator


Jane Doe
Module 2
Progress
Success
Standard1: Comprehend concepts related to health promotion and disease prevention to enhance health.
Standard 2: Demonstrate the ability to access valid health information, products, and services to enhance health.
Standard 4: Interpersonal Communication - Demonstrate
Parent/Guardian

What will we build first?

Our plan is to first build tools to address health. Mental health topics such as recognition and signs of mental health disorders, prevention of mental health disorders, reducing stigma, increased awareness of resources and strategies to support others, and prevention exercises for drugs, alcohol and nicotine.

We understand that students today desire immediate feedback and we plan to build tools and educational games to provide that. The educators and parents will also receive tips on how to support their learners and how to help the learner who is having difficulty. Teachers will be provided with opportunities to present reports on the learning and the number of hours each student has been engaged with various objectives. These are not present in any other program that we have found to be available.

Schools systems are ready to test the tools we build. We have a committee of advisors who are teachers, business leaders, and health professionals.

Solution


Game Selection
Health Education
Germ Proliferation Game
This game is to facilitate student's knowledge acquisition in communicable diseases.
Germ Proliferation Game
Measles
Influenza
Cholera

Solution


Kids learn it in our world.
So they can conquer it in theirs.

Solution


Real-life lessons.
Virtually anywhere.

MARKET

Market chart


Number of Students by Grade Level
https://nces.ed.gov/fastfacts/display.asp?id=372
Kindergarten Grade Level
3.7
Prekindergarten to 8th Grade Grade Level
35.5
9-12 Grade Level
15.3
Graduates 2020 Grade Level
3.7
0 million
5 million
10 million
15 million
20 million
25 million
30 million
35 million
40 million
Number of Students
Number of Students by Grade level
meta-chart.com

Market chart


Home School: 1.7 million - 2.9%
Private Schools: 5.7 million - 9.8%
Public Schools: 50.8 million - 87.3%
Public Schools
Private Schools
Home School
meta-chart.com

Market chart


Number of Schools in US
https://www.edweek.org/ew/issues/education-statistics/index.html
125000



98158
100000
75000
50000
25000
0
Number of Schools
34576
7011
Public Schools
Private Schools
Public Charter
Schools US only
meta-chart.com

Market chart



Number of Learners in Top 10 School Districts
https://www.edweek.org/ew/issues/education-statistics/index.html
1250000
1000000
750000
500000
250000
0
Number of Students
981667
639337
387311
357579
325990
269098
215627
211923
196951
189322
New Yor…
Los Ang…
Chicago …
Miami-D…
Clark Co…
Broward…
Houston…
Hillborou…
Orange …
Palm Be…
Top 10 School Districts
meta-chart.com

Our target market includes the United States and Canada and with possible future expansion to other countries.

Our initial target customers are school districts in the United States. Specifically, we plan to target school districts in Florida. We chose Florida because state regulations require 5 hours of mental health education for students grades 6-12each year. The entire Florida market of students is approximately 2.6 million. Our technology could help fulfil that requirement.

Florida's required mental health education includes suicide prevention, recognizing mental health, understanding cues of mental health issues in peers, and which health professional are available to help. In addition to the learner tools that we plan to provide, we plan to give parents and teachers access to this information.

There are 5 counties in Florida with the largest population of learners, Miami-Dade, Broward, Palm Beach, Orange, and Hillsboro (this represents Miami, Fort Lauderdale, West Palm Beach, Orlando and Tampa). There will be approximately 750,000-1 million learners in grades 6-12 in these districts. We plan to target these districts first.

Our goal is to have product into the hands of the district leaders and teachers for the fall 2020. However, due to the budgeting process for school districts they are already past having budget available for the 20-21 school year. By meeting with school district leaders by March and April of 2020 we will be able to get into their budgets for the 21-22 school year. Funding from those sales would likely be available beginning June 2021.

The next targets for sales will be the California and the Texas school systems. The curriculum for all California and Texas schools is decided at the State level. The goal is to begin conversations with those State Education Dept leaders in the spring of 2020.

Florida, California and Texas contain 14 of the 30 highest populated school districts in the US. In addition the following states or cities have school districts with more than 100,000 students: Georgia, Tennessee, North Carolina, Puerto Rico, Virginia, Maryland, Hawaii and Chicago. These school systems would be targeted within the 2020-2021 school year for sales in 2022.

The graphs indicate the number of school districts in the US, the schools illustrated by type, public or private, the number of students in the top 10 largest school districts in the United States. A fourth graph represents the number of students by age group in the United States. It is not shown in these graphs but the top 30 school districts in the United States have 5.6 million students. The total number of learners in the United States is estimated to be approximately 50.8 million.

COMPETITIVE LANDSCAPE

There are various online companies that provide reading, math, and science curriculum. There are over 200 learning management systems each with various options, but despite those that indicate they have games associated with them, there is little engagement of the “serious game” type.

There are free online programs that provide free lessons. The topics vary widely. Some content has been called into question. While it is free, there is little to engage the student, learner and parent in a community. There are some health education tools that are created for individual topics but don’t necessarily span a wide variety of topics in one program.

BUSINESS MODEL

ASK is a software as a service (SaaS) company and plans to use a monthly recurring revenue model for its products.

ASK is a B2B company, although there may be sales to consumers who are home-schooling students if the school district does not provide the tools. We plan to charge school districts annual or multi-year subscriptions for their students based on the number of students.

Pricing will be per student starting at 35.00 a student. However, school districts that purchase a license for all of their students may be able to purchase initial copies for as low as 5.00-10.00 a student. As more content and features are added the pricing will be increased. For example, Miami Dade county has 357,249 students. The annual cost for the tool for all of their students ages PreK-12 would be approximately 1.8 million for the district.

Many software companies are pricing their software licenses at 75.00-100.00 a learner. Our goal is to build the company, but to price the product so that it is accessible to all learners.

PROGRESS

Starting with the State of Florida, Broward, Miami-Dade, and Palm Beach, and Hillsborough counties are in the top 10 largest school districts in the US. We have contacts at each of the districts to work with them to meet the education needs they have regarding the State Mandate for mental health education for grades 6-12. We have met with principals, teachers and leaders in other school districts in other States such as Ohio, Ga, Va and Texas.

The first customers will be the counties in Florida. Meetings with the district leaders will start this spring of 2020, although we have already informally presented to educators and parents in the 3 districts. They have given us positive feedback. In addition, I met with the Florida State Dept of Education, Dept of Health and Office of Management and Budget. These individuals indicated that I will need to work with each District independently in order to sell them the tool.

Teachers and district leaders in Ohio, Atlanta, Fairfax County Va, and Texas have been involved as advisors in our early development. Each is committed to helping us with contacts at the States and Districts in these states. In Puerto Rico, there are almost 400,000 learners in their school system. I will be working with the health professions schools at the University of Puerto Rico, for content and translation. We will work with them, and the leaders of the PR government education offices to have the tool purchased in that school system.

A partnership with the University of Puerto Rico also provides the opportunity to more rapidly translate the tool into a second language. Although, since English is the language of science it may be an opportunity for english as a second language learners to practice and there will be some appeal in that option for countries like Puerto Rico.

TEAM

The team has grown from the 3 founders and a CFO to include graphic design, marketing and Information System Manager, game developers and content consultants. The education and working backgrounds of the team include business, education, health education, engineering, game design, health professions, marketing, and theatre. Not only is the team diverse in our knowledge and skills, our ages span multiple generations giving us broad perspectives about the education and technology we are building.

Ruth E Nemire, PharmD, EdD

Chief Executive Officer, Chair of the Board

Dr. Nemire is a healthcare professional, and educator focused on the future. She has been part of several development teams creating technologies to solve problems in health professions education, as well as the founder of a clinical research center, and two Colleges of Pharmacy as a founding administrator and Dean. Ruth served as a Sr Vice President for the American Association of Colleges of Pharmacy for six years. Leading this company to develop a new platform for learning to meet the needs of students ages 5-100 is a passion that began while completing a Doctorate in Education. Ruth is passionate about beginning this company with topics and tools that address health, mental health and nutrition.

Improving the health of our youth is the only way to have a healthy nation. The economy, the work force, the population growth all depend on it.

Dr Nemire once rowed 200 miles down the Amazon river in a canoe while leading a course for student pharmacists about medicinal plants and the world outside of their backyard.

John P Rigoli PMP

President, Chief Operations Officer

Mr Rigoli is a leader in business and technology ventures. John has over 20 years experience leading program transitions and startups alongside federal agencies. His talent for launching programs and initiatives with ownership of on-time and under budget delivery, streamlined processes, and best practice implementations are recognized and sought out by private and federal agency leadership. Experience in data center and technology migrations as well as software development and sustainment initiatives with full responsibility for all levels of internal,client facing and C-level reporting. Johns experience in technology startups and business operations is an essential part of the ASK Education leadership team.

He maintains several certifications in technology and project management. Project Management Professional (PMP); CMMI Level 3 (Independent Internal Program Audits and Reviews), Microsoft Project Server Blue Belt (IIL), Microsoft Project Orange Belt (IIL), Project Management Certification (Cadence Management Corp.), Communication Skills Certification (Driskill Consulting).

Brad W Nemire, CSM

Vice President Project Management

Mr Nemire is an experienced game professional with a background in Psychology and Education. His experience as a High School teacher provides a perspective to the leadership team about how school districts operate, what the learners want, and what teachers need. He is dedicated to understanding and developing new ways to engage and teach students to work through novel situations that appear in computer science and society. Brad is passionate about helping students go beyond the classroom walls and dedicates his spare time to the students. He works with the students who participate on the robotics team and video game club to help students solve complex problems, from time management to social equity.

He has several certifications including: CompTIA A+, MTA: Software Development Fundamentals, MTA: Introduction to Programming Using JavaScript, Lean Six Sigma White Belt, and Certified Scrum Master

USE OF PROCEEDS

If the offering's maximum amount of $106,999 is raised:

Use	Value	% of Proceeds
Compensation for managers	$23,256	21.7%
Compensation for designers and developers	$50,000	46.7%
Compensation for consultants	$10,000	9.3%
Technology and Software	$1,500	1.4%
Marketing	$7,000	6.5%
Human Resource Solutions	$10,000	9.3%
Intermediary fees	$5,243	4.9%

TERMS

This is an offering of Common Stock, under registration exemption 4(a)(6), in Acquire Skills and Knowledge Education Inc., doing business as ASK Education. This offering must raise at least $10,000 by November 19, 2021 at 10:59pm ET. If this offering doesn't reach its *target*, then your money will be refunded. ASK Education may issue additional securities to raise up to $106,999, the offering's *maximum*.

$17,333 raised!

$10,000 minimum

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

718,533 shares
× $3.75 per share
$2,694,499 implied valuation

PITCH DECK


ASK
Acquire Skills & Knowledge
ASK EDUCATION
ASK Education Creates 21st-century educational tools on a digital platform that engages learners and provides quality feedback for stakeholders to monitor and promote the achievement of skills and knowledge.
Open
Download

FINANCIALS

ASK Education's official name is Acquire Skills and Knowledge Education Inc., so that's the name that appears in the statements below.

Income statement

Balance sheet

Cash flow statement

Change in equity statement

Executive certification

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest Offering Statement

We're also required to share links to each of the SEC filings related to this offering with investors.

- Form C on February 20, 2020
- Form C/A on March 9, 2020
- Form C/A on March 16, 2020
- Form C/A on May 11, 2020
- Form C/A on July 20, 2020
- Form C/A on August 18, 2020
- Form C/A on September 21, 2020
- Form C/A on October 19, 2020
- Form C/A on November 18, 2020
- Form C/A on December 10, 2020
- Form C/A on January 14, 2021
- Form C/A on February 19, 2021
- Form C/A on April 8, 2021
- Form C/A on April 14, 2021
- Form C/A on May 17, 2021
- Form C/A on June 23, 2021

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MORE INFO

- ASK Educational Games
- Facebook
- Twitter
- LinkedIn

UPDATES

Jun 23, 2021	Filed Form C/A
May 17, 2021	Filed Form C/A
Apr 14, 2021	Filed Form C/A
Apr 8, 2021	Filed Form C/A
Mar 3, 2021	I know it has been awhile since you have heard...
Feb 19, 2021	Filed Form C/A
Jan 14, 2021	Filed Form C/A
Dec 10, 2020	Filed Form C/A
Nov 18, 2020	Filed Form C/A
Oct 19, 2020	Filed Form C/A
Sep 21, 2020	Filed Form C/A
Aug 18, 2020	Filed Form C/A
Aug 4, 2020	Here are the topics that the learners said they...
Aug 4, 2020	Here is how parents, teachers and learners...
Aug 4, 2020	Here is an update on what people are saying in...
Aug 4, 2020	We have updated a prototype learning tool and...
Jul 20, 2020	Filed Form C/A
May 11, 2020	Filed Form C/A
Mar 16, 2020	Filed Form C/A
Mar 9, 2020	Filed Form C/A
Feb 20, 2020	Primary offering of 28,533 shares at $3.75
Feb 20, 2020	Filed Form C

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